SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Shutterstock, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

825690100

(CUSIP Number)

Jonathan Oringer
Shutterstock, Inc.
350 Fifth Avenue, 21st Floor
New York, NY 10118
(646) 766-1855

(Name, address and telephone number of person authorized to receive notices and communications)

August 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825690100	Page 2 of 6

(1)	Names of reporting persons Jonathan Oringer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 14,206,566 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,206,566 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 14,206,566 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 38.8% (2)
(14)	Type of reporting person (see instructions) IN
(1)

The total number of shares includes 105,497 restricted stock units granted to the Reporting Person, each of which represents a contingent right to receive one share of common stock (“Common Stock”), par value $0.01 per share, of Shutterstock, Inc. (the “Issuer”). The restricted stock units will vest only if (i) the Reporting Person remains continuously employed by the Issuer until the fifth anniversary of the date of grant and (ii) the average 90-day closing price of the Common Stock equals or exceeds $161.88 for any 90 consecutive calendar days during the period commencing on the fifth anniversary of the date of grant and ending on the tenth anniversary of the date of grant, inclusive; provided that the Reporting Person remains continuously employed by the Issuer until the date of satisfaction of such condition.

(2)	Based on a total of 36,584,528 shares of Issuer’s Common Stock outstanding on August 14, 2020, which includes the Performance Shares (as defined below) and the Vested Options (as defined below).

EXPLANATORY NOTE: This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D is being filed by Jonathan Oringer pursuant to Rule 13d-1(a) under Securities Exchange Act of 1934 to report certain material changes to Mr. Oringer’s beneficial ownership and arrangements made by Mr. Oringer with respect to the Common Stock of the Issuer since the filing of the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2016 (the “Original Schedule 13D”), as amended by Amendment No.1 thereto, dated August 5, 2020 (the Original Schedule 13D, together with such Amendment No.1, the “Schedule 13D”). Information contained in the Schedule 13D remains effective except to the extent that it is amended, restated, or superseded by the information contained in this Amendment No. 2. All capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meaning set forth in the Schedule 13D.

CUSIP No. 825690100	Page 3 of 6

SCHEDULE 13D

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13 is hereby amended and restated in its entirety as follows:

The outstanding shares of Common Stock currently beneficially owned by Mr. Oringer were acquired by Mr. Oringer over several years through various means, including (i) 13,837,327 shares issued to Mr. Oringer in connection with the Issuer’s initial public offering (“IPO Shares”), (ii) options to purchase in the aggregate 263,742 shares of Common Stock under the Issuer’s Amended and Restated 2012 Omnibus Equity Incentive Plan that vest and are exercisable within 60 days hereof, granted to Mr. Oringer by the Issuer in connection with his service as the Issuer’s then Chief Executive Officer (the “Vested Options”) and (iii) 105,497 restricted stock units, each of which represents a contingent right to receive one share of Common Stock under the Issuer’s Amended and Restated 2012 Omnibus Equity Incentive Plan, granted to Mr. Oringer by the Issuer in connection with his service as the Issuer’s then Chief Executive Officer (“Performance Shares”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 11, 2020, in connection with a registered public secondary offering of 2,580,000 shares of Common Stock, Mr. Oringer entered into an Underwriting Agreement (the “August 2020 Underwriting Agreement”) with BofA Securities, Inc., Morgan Stanley & Co. LLC and each of the other Underwriters named in Schedule A thereto (collectively, the “Underwriters”) and the Issuer. Pursuant to the August 2020 Underwriting Agreement, Mr. Oringer agreed to sell 2,064,000 shares of Common Stock to the Underwriters at a price of $46.3175 per share (the “August 2020 Share Sale”). In addition, pursuant to the August 2020 Underwriting Agreement, Mr. Oringer granted the Underwriters an option to purchase an additional 387,000 shares of Common Stock for a period of 30 days following the date of the August 2020 Underwriting Agreement at the same price. The August 2020 Underwriting Agreement contains customary terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The August 2020 Share Sale closed on August 14, 2020. The foregoing description of the August 2020 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

In connection with the August 2020 Underwriting Agreement, on August 10, 2020, Mr. Oringer signed a lock-up agreement (the “August 2020 Lock-up Agreement”) pursuant to which he agreed that, subject to specified exceptions, without the prior written consent of BofA Securities, Inc. and Morgan Stanley & Co. LLC, he will not, during the period ending 90 days after the date of the August 2020 Underwriting Agreement: (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether then owned or thereafter acquired by Mr. Oringer or with respect to which Mr. Oringer has or thereafter acquires the power of disposition (collectively, the “August 2020 Lock-Up Securities”), or exercise any right with respect to the registration of any of the August 2020 Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the August 2020 Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The August 2020 Lock-up Agreement contains customary exceptions to the restrictions therein, including an exception that would allow Mr. Oringer to continue to sell shares of Common Stock pursuant to the 2020 10b5-1 plan. The foregoing description of the August 2020 Lockup Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 2 hereto and is incorporated herein by reference.

CUSIP No. 825690100	Page 4 of 6

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13 is hereby amended and restated in its entirety as follows:

(a)-(b)

Mr. Oringer beneficially owns an aggregate of 14,206,566 shares of Common Stock, representing approximately 38.8% of the outstanding Common Stock, as to which Mr. Oringer has sole dispositive and voting power. The ownership percentage set forth above is based upon 36,584,528 shares of Common Stock of the Issuer outstanding, as of August 14, 2020. The total number of shares beneficially owned by Mr. Oringer includes 105,497 restricted stock units granted to Mr. Oringer, each of which represents a contingent right to receive one share of Common Stock. The restricted stock units will vest only if (i) Mr. Oringer remains continuously employed by the Issuer until the fifth anniversary of the date of grant and (ii) the average 90-day closing price of Common Stock equals or exceeds $161.88 for any 90 consecutive calendar days during the period commencing on the fifth anniversary of the date of grant and ending on the tenth anniversary of the date of grant, inclusive; provided that the Mr. Oringer remains continuously employed by the Issuer until the date of satisfaction of such condition.

(c)

During the past sixty days, the transactions set forth below were effected for Mr. Oringer’s account by Charles Schwab in the open market pursuant the 2020 10b5-1 Plan. Each day’s sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price. Mr. Oringer will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.

Date of Transaction	Number of Shares Sold	Price per Share
07/01/2020	23,667	35.96	(1)
07/02/2020	17,871	36.60	(2)
07/06/2020	18,972	37.06	(3)
07/07/2020	14,617	37.35	(4)
07/08/2020	9,873	36.91	(5)
08/03/2020	43,696	54.53	(6)
08/04/2020	41,304	54.78	(7)

1.	The transaction was executed in multiple trades as prices ranging from $34.96 to 36.45 per share.
2.	The transaction was executed in multiple trades as prices ranging from $36.29 to 36.98 per share.
3.	The transaction was executed in multiple trades as prices ranging from $36.70 to 37.44 per share.
4.	The transaction was executed in multiple trades as prices ranging from $36.80 to 37.92 per share.
5.	The transaction was executed in multiple trades as prices ranging from $36.62 to 37.28 per share.
6.	The transaction was executed in multiple trades as prices ranging from $53.75 to 55.15 per share.
7.	The transaction was executed in multiple trades as prices ranging from $54.06 to 56.14 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the disclosure under Item 4 and the following:

In connection with the August 2020 Share Sale referred to in Item 4 above, Mr. Oringer entered into (i) the August 2020 Underwriting Agreement (see Item 4), which is attached as Exhibit 1 hereto and is incorporated herein by reference and (ii) the August 2020 Lock-Up Agreement (see Item 4), which is attached as Exhibit 2 hereto and is incorporated herein by reference.

CUSIP No. 825690100	Page 5 of 6

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13 is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

1.	Underwriting Agreement, dated August 11, 2020, by and among Shutterstock, Inc., Jonathan Oringer, BofA Securities, Inc. (“BofA”), and Morgan Stanley & Co. LLC (“Morgan Stanley”) as representatives of the several underwriters named in Schedule A thereto (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by Shutterstock, Inc. with the SEC on August 14, 2020).

2.	Lock-up Agreement, dated August 10, 2020, by Jonathan Oringer.

CUSIP No. 825690100	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2020

/s/ Jonathan Oringer
Name: Jonathan Oringer